AM 3-17-04 **

VK 3/18/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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04016043

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 2 2004
WASH. D.C. 156 SECTION

SEC FILE NUMBER
8-34415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Israel A. Englander & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 8th Floor

(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Williams **212-841-4125**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

*This report** contains (check all applicable boxes):*

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENTS OF FINANCIAL CONDITION

Israel A. Englander & Co., Inc.

December 31, 2003
with Report of Independent Auditors

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to Israel A. Englander & Co., Inc. at and for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any stockholders, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephen R. Tobias
President

Robert A. Williams
Chief Financial Officer

Sworn to before me

This 24th day of February, 2004

STEVEN C. WEIDMAN
Notary Public, State of New York
No. 01WE4979574
Qualified in Rockland County
Certificate Filed in New York County
Commission Expires April 1, 2007

Israel A. Englander & Co., Inc.

Statement of Financial Condition

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Stockholders of
Israel A. Englander & Co., Inc.

We have audited the accompanying statement of financial condition of Israel A. Englander Co., Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Israel A. Englander Co., Inc. at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2004

Israel A. Englander & Co., Inc.

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	3,298,805
Receivable from clearing organization		1,041,604
Floor brokerage receivables, net		2,338,068
Investments		549,515
Property and equipment (net of accumulated depreciation and amortization of $180,679)		299,818
Other assets		343,765
	$	7,871,575
Liabilities and stockholders' equity		
Accounts payable and accrued expenses	$	3,093,781
Stockholders' equity		4,777,794
	$	7,871,575

See accompanying notes.

Israel A. Englander & Co., Inc.

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

Israel A. Englander & Co., Inc. (the "Company") is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, the American Stock Exchange, the Chicago Board Options Exchange, the Pacific Exchange and the International Securities Exchange. The Company provides floor brokerage execution services. The Company became member of National Association of Securities Dealers on November 24, 2003.

2. Significant Accounting Policies

Transactions in securities and related revenue and expenses are recorded on a trade date basis.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The Company considers investments in money market funds with less than three months to maturity to be cash equivalents.

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company depreciates computer equipment and furniture and fixtures using the straight-line method over the estimated useful live of three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

3. Receivable from Clearing Organization

Receivable from clearing organization represents cash held at the clearing broker at December 31, 2003.

4. Floor Brokerage Receivables, Net

Floor brokerage receivables represent amounts receivable by the Company from various major financial institutions for floor brokerage execution services. These amounts are shown net of an allowance for doubtful accounts of $553,452 on the statement of financial condition.

5. Related Party Transactions

In 2003, the Company was allocated for general and administrative expenses, including salaries paid to Millennium Operations, LLC ("Operations"). There were no payments to Millennium Partners, L.P ("Partners"). All expenses incurred by Operations and Partners, if any, are allocated on a proportionate basis to various entities.

The Company recorded commission revenues for securities execution services from a subsidiary of Partners.

The Company holds an investment in Millennium Management, L.L.C., the general partner of Partners, which is reflected as investment on the statement of financial condition. The Company values its investment in Millennium Management, L.L.C. based on the equity method of accounting, which approximates fair value.

A minority shareholder of the Company is the managing member of Millennium Management, L.L.C.

At December 31, 2003, the Company has an interest bearing receivable from employees in the amounts of $172,655, which is included in other assets on the statement of financial condition. Interest charged for the receivable is calculated based on a formula using Prime Interest Rate.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2003, the Company had net capital of $2,215,813, which exceeded its requirement by $1,965,813.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2003, the Company was in compliance with all such requirements.

7. Income Taxes

The Company is treated as an "S" Corporation for federal tax purposes and therefore it is not subject to federal taxation. The Company is subject to certain state and local taxes. The Company's shareholders are subject to taxation on the Company's income whether or not it is distributed to them.

8. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.

9. Concentration of Credit Risk

The Company clears its securities transactions through a major financial services firm. The Company provides execution services for various major financial institutions. These activities may expose the Company to off balance sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

10. Commitments

The Company has pledged $114,114 as security deposit for their operating lease, the amount is included in cash and cash equivalents on the statement of financial condition.

The Company entered into an operating lease agreement December 2001 with 666 Fifth, LP for rental of space at 666 Fifth Avenue, New York, New York. This lease expires on September 30, 2007.

Future minimum lease payments are as follows:

2004	$122,558
2005	122,558
2006	122,558
2007	91,917
	$459,591

10. Commitments (continued)

The Company entered into an operating lease agreement on October 2003 with Mizuho Trust & Banking Co. (USA) for rental of space at 666 Fifth Avenue, New York, New York. This lease expires on May 30, 2008.

2004	$200,868
2005	200,868
2006	200,868
2007	200,868
2008	83,695
	$887,167